UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-31258

ANTEON INTERNATIONAL CORPORATION

(Exact name of registrant as specified in its charter)

c/o General Dynamics Corporation

2941 Fairview Park Road

Falls Church, VA 22042

(703) 876-3000

(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

All securities listed on Exhibit A hereto

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: Common Stock: 1; Preferred Stock Purchase Rights: 0; Participation Interests: 0.

Pursuant to the requirements of the Securities Exchange Act of 1934, Anteon International Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 12, 2006	By:	/s/ Gerard J. DeMuro
	Name: Title:	Gerard J. DeMuro President

EXHIBIT A

Common Stock, par value $0.01 per share

Preferred Stock Purchase Rights

Participation Interests in the Company’s Supplemental Retirement Savings Plan